PAGAYA TECHNOLOGIES LTD.
AZRIELI SARONA BUILDING – 54TH FLOOR
121 DERECH MENACHEM BEGIN
TEL AVIV, ISRAEL

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/PGY2023**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V19451-P97791 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

PAGAYA TECHNOLOGIES LTD.

The Board of Directors recommends that you vote "FOR" each of the following proposals:

		For	Against	Abstain
1.	To elect each of the following directors as a Class I Director of the Board of Directors of the Company, to serve a three year term, until the 2026 Annual Meeting of Shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company's Articles of Association or the Israel Companies Law, 5759-1999 (the "Israel Companies Law").			
1a.	Harvey Golub	☐	☐	☐
1b.	Mircea Ungureanu	☐	☐	☐
1c.	Juan Pujadas	☐	☐	☐
2.	To approve to authorize the Company to adopt the Company's 2023 Employee Stock Purchase Plan.	☐	☐	☐
3.	To ratify a grant of options to the Company's Chairman of the Board of Directors.	☐	☐	☐
4.	To approve the calculation framework for the annual bonus for the Company's Chief Executive Officer.	☐	☐	☐

		Yes	No
4a.	Please confirm that you are not a controlling shareholder in the Company, or have a personal interest in the approval of this Proposal. **If you select "no" or fail to provide a response, your vote for Proposal 4 will not be counted.**	☐	☐

		For	Against	Abstain
5.	To approve the calculation framework for the annual bonuses for the Company's Chief Technology Officer and Chief Revenue Officer, who are also directors of the Company.	☐	☐	☐
6.	To approve the reappointment of Ernst & Young, as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023, and until the next Annual Meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

V19452-P97791

PAGAYA TECHNOLOGIES LTD.

ANNUAL MEETING OF SHAREHOLDERS SEPTEMBER 13, 2023, at 9:00 AM EST/ 4:00 PM Israel Time

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholders hereby appoint(s) Michael Kurlander, the Company's Chief Financial Officer, and Eric Watson, the Company's Chief Legal Officer, as their representatives at the Annual Meeting, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of Pagaya Technologies Ltd. that the shareholders are entitled to vote at the Annual Meeting of shareholders to be held at Azrieli Sarona Buildings - 54th floor, 121 Derech Menachem Begin, Tel Aviv, Israel and online at www.virtualshareholdermeeting.com/PGY2023." on September 13, 2023, at 9:00 AM EST/ 4:00 PM Israel time.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side